QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.5

Form NI 51-101F4

FORM 51-101F4

NOTICE OF FILING OF 51-101F1 INFORMATION

On March 1, 2012, Suncor Energy Inc. (the "Corporation") filed its reports under section 2.1 of NI 51-101, which can be found in the Corporation's annual information form dated March 1, 2012 under the Corporation's profile on SEDAR at www.sedar.com).

QuickLinks

  EXHIBIT 99.5
Form NI 51-101F4
FORM 51-101F4 NOTICE OF FILING OF 51-101F1 INFORMATION